06017045

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gateway Gold Corp.

*CURRENT ADDRESS Suite 906 - 595 Howe St
Vancouver, BC
V6C 2T5

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 5 2006
E THOMSON FINANCIAL

FILE NO. 82- 35017 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 9/22/06

082-35017

RECEIVED
2006 SEP 11 P 4:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-05
AR/S

ANNUAL INFORMATION FORM

of

GATEWAY GOLD CORP.

Suite 906 - 595 Howe Street
Vancouver, BC
V6C 2T5

March 28, 2006

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form are the Consolidated Financial Statements of Gateway Gold Corp. (the "Company") for the years ended December 31 2005, 2004 and 2003, the technical report entitled "Technical Review Report on the Island Mountain, Big Springs and Golden Dome Mineral Properties, Island Mountain and Independence Mountains Districts, Elko County, Nevada, USA" dated December 20, 2002 and prepared by Giles R. Peatfield, Ph. D., P. Eng. ("Peatfield") as filed on May 15, 2003 (the "2002 Report"); and, the technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Island Mountain and Independence Mountains Districts, Elko County, Nevada, USA" dated April 15, 2004 and prepared by Giles R. Peatfield, Ph. D., P. Eng. as filed on June 18, 2004 (the "2004 Report") and, the technical report entitled "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mining District, Elko County, Nevada, U.S.A." dated March 14, 2006 and prepared by Giles R. Peatfield, Ph. D., P. Eng. and J. W. Rozelle, P. G. (the "2006 Report") all such documents being filed on the SEDAR website located at www.sedar.com.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of December 31, 2005 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. All references to "U.S. dollars" or to "US$" are to United States of America dollars. The exchange rate for Canadian dollars at December 31, 2005 was $1.00=US$0.86

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
Deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.
diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is covered in long cylindrical sections, an inch or more in diameter.
g/t	Grams per tonne.
Grade	The amount of precious metals in each tonne of ore.
indicated mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas which are extruded upon the surface.
measured mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.
mineral resource	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
mineralization	Rock containing an undetermined amount of materials or metals.
National Instrument 43-101	National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects".
open-pit mine	An excavation for removing minerals which is open to the surface.
opt	Troy ounces per ton
probable mineral reserve	The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.

ITEM 2: CORPORATE STRUCTURE

Name, Address and Incorporation

Gateway Gold Corp. (the "Company") was incorporated as Gateway Resources Ltd. on May 1, 2002 under the Company Act (British Columbia). On October 18, 2002, the name was changed from Gateway Resources Ltd. to its present name and the memorandum of the Company was amended accordingly. On September 29, 2003, the shareholders of the Company passed a special resolution to amend the authorized share capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value. The Company filed transition documents with the Registrar of Companies on May 4, 2004 under the Business Corporations Act (British Columbia).

The Company's registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, BC V7X 1J1 and its executive offices are located at Suite 906, 595 Howe Street, Vancouver, BC V6C 2T5. The Company, through its subsidiary, maintains administrative and field offices at Suite 204, Eastland Office Complex, 2681 East Parleys Way, Salt Lake City, UT USA 84109.

Intercorporate Relationships

The Company holds a 100% interest in its sole subsidiary, Gateway Gold (USA) Corp. ("Gateway USA"), a company incorporated in the State of Nevada, USA. Gateway USA holds all of the Company's mineral property assets in the state of Nevada.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Business of Gateway Gold Corp. - Three Year History

The Company, since its incorporation on May 1, 2002, has been engaged in the business of exploring and developing its principal properties located in Nevada, USA (the "Principal Properties"). On June 4, 2002, the Company entered into a letter agreement (the "Letter Agreement") with Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI") to purchase, through its wholly owned subsidiary, Gateway USA, a 100% interest in the Golden Dome, Big Springs and Island Mountain projects (collectively the "Original Properties"), three of the six main projects that comprise the currently held Principal Properties. Such properties are principally being explored by the Company for gold and other precious metals. The Letter Agreement was replaced by a mining claim purchase agreement dated December 23, 2002 among the Company, Gateway USA, Genesis and GSI as amended May 27, 2004 to clarify an area of interest clause (the "Purchase Agreement").

Upon completion of the Company's initial public offering (the "IPO") of 3,300,000 units for total gross proceeds of $1,155,000 on June 17, 2003, the Company became listed on the TSX Venture Exchange (the "TSXV") and commenced the recommended exploration program of geological mapping, geochemical sampling, geophysics and reverse circulation drilling on the Original Properties as set out in the 2002 Report.

On September 5, 2003, the Company completed a private placement financing of 4,000,000 units for total gross proceeds of $4,000,000. These funds were used to expand the recommended exploration program recommended in the 2002 Report and provide for a more comprehensive test of various known targets on the Company's Original Properties. Such additional exploration included more comprehensive geophysical surveys on the Golden Dome and Island Mountain projects, stratigraphic and exploratory drilling on the Golden Dome project, expanded geochemical and geophysical coverage on the Big Springs project and preliminary drill testing of targets derived from such geochemical and geophysical surveys.

During the fall and winter of 2003 the Company completed a surface exploration program and drilling program on its Big Springs project, commenced geophysical surveys on its Island Mountain and Golden Dome projects and commenced a drill program on its Island Mountain project.

Late in 2003, the Original Properties were expanded by staking additional claims and, in addition, the Island Mountain project was further expanded by entering several minor lease or lease and option to purchase agreements (collectively the "Lease Agreements") covering both staked claims and patented lands held by certain third parties within or contiguous with the project.

Also, late in 2003 the Company staked the fourth project, Dorsey Creek, located 3 kilometres southwest of the Big Springs Project. The total land holdings of the Company at that time totalled 477 staked claims controlled by the Company and four staked claims and four small parcels of patented land held under the Lease Agreements. The total land package controlled by the Company then covered about 10,180 acres (4,120 hectares).

On March 3, 2004, the Company raised net proceeds of $9,517,329 pursuant to a private placement transaction, of which the Company expended approximately one half for drilling and assaying work on its Original Properties and Dorsey Creek during 2004.

On May 17, 2004, the Company announced a $6,000,000 exploration and drilling program on its Original Properties and Dorsey Creek. The objectives of this program were to establish a geological resource on the Big Springs and Island Mountain projects and to test addition exploration targets at Dorsey Creek and elsewhere. Following this financing, shares of the Company were listed on the Toronto Stock Exchange (the "TSX") on June 28, 2004 under the trading symbol GTQ.

During 2004, the Company carried out its program of exploration and extensive reverse circulation and diamond core drilling and further expanded the project area by staking additional claims in the area of the Original Properties to cover the Jack Creek and Mac Ridge areas. The total area covered by the projects following this expansion is approximately 16,800 acres (6,800 ha.).

On June 29, 2005, the Company announced that work had commenced on an exploration program budgeted at $5,200,000. The objectives of this program were to continue with exploration of the Nevada properties, with an emphasis on drilling at Big Springs, to expand the mineralized zones. Additional drilling was planned for high priority targets on other properties. An integral part of the planned program was a detailed review of data contained within an extensive database purchased from AngloGold North America Inc. ("AngloGold"), the successor to the original mining company at Big Springs. These data included historic resource estimates for Big Springs, that would be useful in on-going resource estimation.

During 2005, the Company carried out several drilling programs, specifically on the contiguous Big Springs, Mac Ridge, Dorsey Creek and Golden Dome properties. No drilling was undertaken at either Jack Creek or Island Mountain. Additional claims were staked at Big Springs, Mac Ridge and Golden Dome, and a large portion of the Jack Creek property was dropped. The total area under the Company's control at year-end was about 16,400 acres (6,637 hectares).

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is active in the business of exploration for gold in the State of Nevada. No commercially exploitable mineral deposit has yet been identified and there are significant risks associated with the Company's business. The majority of the Company's exploration and development activities to date have been focused on the Big Springs project in order to advance it to the definitive feasibility stage. During the three most recently completed fiscal years, the Company has expended $15,666,564 on exploration activities, including $9,516,015 on the Big Springs project, $2,180,571 on Island Mountain, $1,952,234 on Dorsey Creek, $1,581,181 on Golden Dome, $269,900 on Jack Creek and $166,663 on the Mac Ridge claims.

Risk Factors

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors relating to the Company's business in this Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The following risk factors apply to the business of the Company:

Foreign Country and Political Risk

All of the Company's property interests are located in Nevada, USA and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic issues country which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have established mineral resources or proven or probable reserves and the proposed programs are an exploratory search for mineral resources. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current exploration activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks

Inferred mineral reserve or resource estimates have been prepared and are included in this Annual Information Form. However, these are preliminary estimates and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that any reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any estimated reserves and resources which have been developed that may be developed in the future should not be interpreted as assurances of mine life or of the profitability of future operations.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of same. There can be no assurance that mineral prices will be such that the Company's Principal Properties will be amenable to commercial development or ultimately mined at a profit. Factors beyond the control of the Company affect the marketability of any minerals discovered. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold producing regions, and governmental or central bank policies with respect to gold holdings.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the common shares of the Company fluctuated from a high of $1.71 to a low of $0.60 within the 12-month period preceding the date of this Annual Information Form. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Nevada, USA is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. While the Company has diligently investigated title to all mineral concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. Title to the properties may be affected by undisclosed and undetected defects.

Currency Fluctuations

The Company's operations in the United States of America make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

Dependence On Key Management

The Company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. In this sense the Company has been, and continues to be, particularly reliant on Michael D. McInnis, P. Eng., the Company's Chief Executive Officer and a director. Should Mr. McInnis' involvement with the Company be curtailed for any reason in the foreseeable future, such curtailment could have a significant adverse material impact on the Company and, therefore, the price of its shares.

Mineral Projects

Information regarding the Company's properties in Nevada is contained in the 2002 Report and the 2004 report and in a technical report by G.R. Peatfield, Ph.D., P.Eng., and J.W. Rozelle, P.G. dated 14 March 2006 (the "2006 Report"). This report, titled "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." was prepared in support of Gateway's recent announcement regarding inferred mineral resources on the properties. In addition, significant results from the 2005 drilling programs on two of these properties have been reported regularly in news releases; these releases are also available for viewing on SEDAR or on the Company's website at www.gatewaygold.com. Data regarding the Company's other properties in the region are contained in various press releases, or in the following sections.

Project Description & Location

The subject mineral properties make up six separate project areas, of which four are contiguous claim blocks, a fifth is nearly contiguous with the first four, and the last is a completely separate property made up of staked claims and patented packages. The first five properties are located in the northern Independence Mountains while the sixth is in the Island Mountain district. All the properties are in Elko County, Nevada, about 100 kilometres north of Elko, near the small community of Wild Horse.

In more detail, the four contiguous projects are Big Springs, Mac Ridge, Dorsey Creek and Golden Dome. The nearby Jack Creek property lies south of Dorsey Creek. The Island Mountain project lies some 30 kilometres to the north-east of Big Springs. The numbers of claims and approximate areas of the properties are shown on the following table:

Project	Number	Area (ha)	Notes
Big Springs	**60**	**502**	**Part of original option from Geological Services Inc.**
Big Springs	**60**	**477**	**Part of option from Geological Services Inc.**
Big Springs	**8**	**67**	**Part of option from Genesis Gold Corp.**
Mac Ridge	**74**	**619**	**Part of option from Geological Services Inc.**
Mac Ridge	**16**	**134**	**Part of option from Genesis Gold Corp.**
Mac Ridge	**39**	**308**	**Wholly owned by Gateway Gold (USA) Inc.**
Dorsey Creek	**16**	**134**	**Part of original option from Geological Services Inc.**

Dorsey Creek	**70**	**585**	**Part of option from Geological Services Inc.**
Dorsey Creek	**12**	**100**	**Part of option from Genesis Gold Corp.**
Dorsey Creek	**5**	**42**	**Wholly owned by Gateway Gold (USA) Inc.**
Golden Dome	**325**	**2700**	**Part of option from Genesis Gold Corp.**
Jack Creek	**53**	**443**	**Wholly owned by Gateway Gold (USA) Inc.**
Island Mountain	**53**	**443**	**Part of option from Genesis Gold Corp.**
Island Mountain	**4**	**33**	**Lease and option to purchase from AU Properties, LLC.**
Island Mountain	**patent**	**50.17**	**Lease and option to purchase from EAF Resources.**

The Company, through its subsidiary Gateway USA holds a 100 percent interest in all the properties, subject only to: certain share issuances with regard to some of the claims; underlying Net Smelter Return ("NSR") royalty interests on these claims; and special "Mining Lease and Option to Purchase" agreements on certain claims and patents at Island Mountain. All the properties are within the Humboldt-Toiyabe National Forest; surface rights, except in the case of the patented lands at Island Mountain, are administered by the United States Forest Service ("USFS"). In more detail:

1) In the case of the Big Springs project, the original core claims were acquired from Geological Services Inc. ("GSI"), a private Utah company controlled by Donald L. Merrick, under the terms of an agreement ("the GSI/Genesis Agreement") with GSI and with Genesis, a private Utah company controlled by Donald L. Merrick and John E. Zimmerman. Subsequently staked claims fall within the areas of interest of the GSI/Genesis Agreement, as detailed on the table above.

2) Parts of the Mac Ridge project are within the areas of interest of the GSI/Genesis Agreement and are subject to the same terms as for Big Springs (see table for breakdown); other claims lie outside either area of interest and are 100 percent owned by Gateway USA.

3) Most of the Dorsey Creek project is also within the areas of interest of the original GSI/Genesis Agreement; five claims in the project area lie outside either area of interest and are 100 percent owned by Gateway USA.

4) The Golden Dome project claims are held under the terms of the GSI/Genesis Agreement, and lie within the Genesis area of interest.

5) The Jack Creek claims are owned 100 percent by Gateway USA.

6) The Island Mountain property is complex. A total of 53 staked claims are held under the terms of the GSI/Genesis Agreement, and lie within the Genesis area of interest. Four staked claims, and one small parcel of patented lands, are held under the terms of two "Mining Lease and Option to Purchase" agreements. Details of the third party agreements are:

    a) The four (4) staked ***LKY*** claims are held under the terms of a "Mining Lease and Option to Purchase" agreement between Gateway USA and AU Properties LLC (as to 90%), and Dennis Tate and Kelle Tate (as to 10%);

    b) The ***Penrod 1*** to ***Penrod 6*** inclusive patented claims (Patent # 942235) are held under the terms of a "Mining Lease and Option to Purchase" agreement between Gateway USA and EAF Resources;

All the staked claims are in good standing until 31 August 2006, at which time Bureau of Land Management ("BLM") and Elko County fees totalling US$133.50 per claim are due and payable.

During 2005, the Company made a decision not to pay sustaining fees for a total of 247 staked claims in the original Jack Creek property. These claims were transferred by Quitclaim Deed to Mr. Stanley Keith ("Keith") and Dr. Earl Abbott ("Abbott"), under the terms of an agreement dated 06 June 2005 between the Company and MagmaChem LLC.

The situation with regard to option payments due in respect of the agreements for the small parcels at Island Mountain is more complex, as tabulated below:

Parcel	Patent	Due Date	$US	Payee(s)
4 *LKY* claims		**18 Sep 2006**	**4,562.63**	**AU Properties, LLC., et al.**
Penrod 1 to Penrod 6 incl.	**942235**	**08 Oct. 2006**	**5,323.06**	**EAF Resources.**

There are royalty agreements in respect of several of the claim groups. In more detail:

1) In the case of the Big Springs, Mac Ridge and Dorsey Creek projects, the claims lying in whole or in part within either of the areas of interest of the GSI/Genesis Agreement are held subject to provision for a two (2) percent NSR on production payable to GSI or Genesis as appropriate. There is provision for an advance royalty of C$50,000 per year payable to GSI and to Genesis commencing 23 December 2009, which would be recoupable out of future NSR payments. This advance royalty is tied to the GSI/Genesis Agreement and would apply, and be limited to, C$50,000 per year, as long as any claims held under that agreement were retained. There are no underlying royalties or back-in rights.

2) The five claims at Dorsey Creek and 39 claims at Mac Ridge that lie outside either area of interest of the GSI/Genesis Agreement have no underlying royalty interests.

3) On the Golden Dome property there is provision for an underlying two (2) percent NSR in favour of the BHP Billiton Group ("BHP Billiton") on 46 of the claims, under the terms of an agreement originally signed between BHP Minerals International Exploration Inc. ("BHP") and John Zimmerman and Don Merrick, dated 28 May 1998. On the remaining 279 claims, there is provision for a two (2) percent NSR payable to Genesis; on the 46 claims subject to the BHP royalty, the Genesis NSR would be reduced to one (1) percent. There is provision for an advance royalty of C$50,000 per year payable to Genesis commencing 23 December 2009, which would be recoupable out of future NSR payments. This advance royalty is tied to the GSI/Genesis Agreement and would apply, and be limited to, C$50,000 per year, as long as any claims held under that agreement were retained.

4) There are no underlying royalty interests on any of the 53 Jack Creek claims; if the Company chooses not to renew these claims it will offer them to Keith and Abbott, as was the case regarding the previously transferred Jack Creek claims.

5) On the Island Mountain property there is an underlying two (2) percent NSR interest in favour of BHP Billiton on 33 of the claims, under the terms of an agreement originally signed between BHP and John Zimmerman and Don Merrick, dated 28 May 1998. On the remaining 20 claims, there is provision for a two (2) percent NSR payable to Genesis; on the 33 claims subject to the BHP royalty, the Genesis NSR provision is reduced to one (1) percent. See the note above in the Golden Dome section above regarding the advance royalty provision. Details of the royalty provisions in other third party agreements at Island Mountain are:

   a) For the four (4) staked ***LKY*** claims, the agreement provides for an NSR ranging from one (1) to three (3) percent depending on the "average quarterly gold price" (the NSR would be 1% if the price is less than US$320, 2% if the price is US$320 to US$350, or 3% if the price is greater than US$350), and one and one-half (1.5) percent on base metals, with the right to purchase the NSR for US$1,000,000; and

b) For the six (6) patented Penrod claims, the agreement provides for an NSR of either one (1) or two (2) percent depending on whether the "average quarterly gold price" is less or greater than US$350, with the right to purchase the NSR for US$250,000.

6) In the case of the ***LKY*** claims and ***Penrod*** patents, the properties lie outside the area where the BHP Billiton royalty provision applies. In the case of both properties, the provisions of the GSI/Genesis Agreement would apply, including the NSR provisions within the agreement.

Under the terms of the GSI/Genesis Agreement dated 23 December 2002 and amended 27 May 2004, the Company is required to issue 200,000 of its shares (100,000 to each of GSI and Genesis) on 17 June in each of 2006 and 2007, as long as the GSI/Genesis Agreement remains in good standing. A total of 600,000 shares have already been issued. A cash payment of C$10,000 was made on signing the agreement.

In the case of the third party agreements at Island Mountain, there are various purchase options, as follows:

a) For the four (4) staked LKY claims, the agreement provides the right to purchase ". . . all of Owner's right, title and interest in the Property, subject to the Royalty reserved by the Owner.", for US$200,000; and

b) For the six (6) patented Penrod claims, the agreement provides the right to purchase ". . . all of Owner's right, title and interest in the Property, subject to the Royalty reserved by the Owner.", for US$350,000.

Pursuant to an agreement executed on 7 October 2004, the Company purchased from AngloGold an extensive database containing voluminous records of the work of AngloGold's predecessors in the region. Consideration for this purchase was 60,000 of the issued shares of the Company on signing, with a further 120,000 shares due on commencement of commercial production. Analysis of this extensive database is continuing.

There are no outstanding environmental liabilities with regard to previous work on any of the properties. All liabilities in respect of decommissioning of the open pit mines at Big Springs are the responsibility of AngloGold, the successor to the mine operating company. Present work is undertaken under the terms of various drilling permits, for which reclamation bonds are posted as required.

There are a large number of apparently separate mineralized zones on the Big Springs property, at least three known zones at Mac Ridge, at least two areas of known mineralization on each of Dorsey Creek and Jack Creek, and a large number of separate zones at Island Mountain. Golden Dome has a conceptual target with some significant gold assays in recently completed drill holes in "Lower Plate" rocks at depth.

There are recently quantified mineral resources on the Big Springs, Mac Ridge and Dorsey Creek properties (see 2006 Report).

There are several abandoned and in some cases reclaimed open pits at Big Springs, and one on the Mac Ridge property. The other properties have only very minimal disturbances. In the case of Island Mountain, there are numerous small prospect pits and abandoned adits attesting to earlier phases of activity. There are no tailing ponds on any of the properties. Waste rock dumps at Big Springs have in most cases been contoured and in some cases re-vegetated.

Permitting is not necessary for the initial stages of exploration such as geological, geochemical and geophysical surveys. For drilling programs, specific sites are permitted at the beginning of the field season by application for Categorical Exemptions ("CE's"). Sometimes this process stretches to later in the year, but in that case permitted sites are available for drilling in successive years. In the case of Big

Springs and Mac Ridge, the Company is in the process of applying for an Environmental Assessment ("EA"). When approved, the EA will allow for several years drilling work on the property, on several hundred permitted drill sites.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the subject properties is by paved highway (State Highway 225) north about 100 kilometres from Elko, and thence by secondary ranch and forest access roads. This road access is adequate for presently projected surface activities but local on-property improvements and additions will be required in some target areas when work advances to the drilling stage in these locations.

In Elko County, summers are short and hot, with some moderation at higher elevations, and winters are long and cold. Precipitation is moderate, with more in the higher mountains – much of the region could be described as semi-arid. Snowfall can be heavy in the mountains, and in some years drifts remain on high ridges until late summer. Climatic conditions are not so extreme as to seriously hinder year-round mining operations, especially if the mines are underground operations (witness the nearby Jerritt Canyon operations). In general, exploration is most reasonably undertaken between early June and late November but the season can be extended if necessary.

The principal population centre in the region is Elko, about 100 kilometres to the south. Elko is a mining city, and all necessary facilities are available there. In the general area of the properties, the only facilities available are at the tiny settlement of Wild Horse, where there are rooms for rent, gasoline pumps, and a tavern and restaurant. The Company has negotiated a lease on a well-found ranch facility, with dwelling houses and several out-buildings, to use as an exploration base. The ranch is at the eastern edge of the Independence Range, on the access road to the Big Springs, Mac Ridge and Dorsey Creek properties.

Water is in relatively short supply, as is common in the high desert region of western North America. However, there is sufficient for drilling programs from a well on the leased ranch property. This meant that water had to be trucked for drilling; subsequently, a permitted water well was drilled at Island Mountain, and permission was obtained to use water from a lake in one of the abandoned pits at Big Springs. There are no apparent serious impediments to exploration in the form of surface rights alienation, but this would require careful checking before any development work was contemplated. According to BLM maps, the properties cover National Forest lands, part of the Humboldt-Toiyabe National Forest, with the exception of some small areas of patented lands on the Mac Ridge, Golden Dome and Island Mountain properties. At present, grid electrical power is not available on any of the properties, although it is near to all six. It is not anticipated that there would be any serious physical problem securing adequate sites for processing facilities, waste storage areas, heap leach pads or tailing ponds. Given that Nevada is a major mining area, there should be no problem attracting skilled labour.

The area includes summer grazing leases for cattle from local ranches. There is reasonable road access to much of the area of the properties. Most of these roads are officially designated as forest access roads, meaning that there are few restrictions on their use; in some cases the roads are an Elko County responsibility. It is imperative to respect ranchers' rights, keeping gates closed where requested to do so, and maintaining the integrity of fences.

The general terrain in the region of the subject properties is mountainous, with rounded hills or steep mountains separated by wide valleys filled with pediment gravel. Regional elevations range from lows of 1,886 metres at the Wild Horse Reservoir, about 1,900 metres in the valley of the Humboldt River and about 1,975 metres in the valley of Jack Creek, to maximums of about 2,150 metres in the Island Mountain area and as high as 3,182 metres at McAfee Peak in the Independence Mountains. The Island Mountain property has relatively subdued terrain, with local relief of about 200 metres; the other properties are more extreme, with steeper hills and local relief of as much as 500 to 800 metres.

Vegetation on the properties ranges from grass and sagebrush covered hills at Island Mountain and on the lower slopes on the other properties to local areas of forest cover (both conifers and locally trembling aspen or cottonwoods) in stream valleys and at the higher elevations.

History

The history of the Principal Properties is somewhat complex, especially in the case of Island Mountain. Before detailing the Principal Properties' history, it is instructive to consider the overall history of the district, at least in a cursory fashion.

Essentially all the early activity in the region was in the Island Mountain district, close to the present project of this name. Work in areas to the south was much more recent. For the Island Mountain district, published information states that the first discoveries were made in 1864. These discoveries were of silver-copper-antimony bearing quartz veins, which were not immediately exploited. However, placer gold was discovered and caused a minor rush to the area in 1870. The Island Mountain district was organised in 1873 to include placer deposits along Gold Creek and its tributaries, Hammond and Coleman creeks, both of which are located in part on the present Island Mountain project. Official reports suggest that between 1873 and 1901 about 40,000 troy ounces of placer gold were recovered in the general region. Most of this was recovered through the efforts of railway workers of Chinese origin. Placer gold recovery continued sporadically through much of the twentieth century, although in only minor amounts in the second half of the century. There has been some small production of antimony and of a very little tungsten in the district. Somewhat later, in the 1950's, there was production of silver and base metals, with lesser amounts of gold, from two small vein mines.

Further to the south, in the northern part of the Independence Mountains, activity did not begin until much later than in the Island Mountain district to the north. Again, published records show that the first activity involved production of antimony from the Burns Basin mine, starting in 1918 and again in 1945. In the 1960's, the area became active for barite exploration, and several deposits were discovered and developed. Several companies started to look for gold in this region in the 1970's. FMC Corporation ("FMC") started their work looking for antimony, but rapidly came to the conclusion that gold was a more attractive target. In 1976, FMC formed a joint venture with Freeport Exploration Company ("Freeport") to explore and subsequently develop the Jerritt Canyon deposits, which are still in production and to date have produced in excess of seven million troy ounces of gold. While early production from Jerritt Canyon involved open pit mining and either heap leaching or milling of low-grade ores, current mining by the new owner and operator Queenstake Resources Ltd. ("Queenstake") is almost exclusively exploiting higher grade ore from several underground mines.

More particular historical summaries of activity on the Principal Properties are provided below, based on information from various published and unpublished sources. Work is on-going on evaluating the voluminous records contained in the database recently bought from AngloGold and merging this information with the results of the Company's recent work.

1) Big Springs:

The Big Springs area was initially explored by Superior Oil – Falconbridge in the 1970's, and the ground was subsequently acquired by Bull Run Gold Mines Ltd. ("Bull Run") in 1980. After signing a joint venture agreement with Bull Run in 1982, Freeport started drilling that year and in relatively short order had delineated three ore bodies. Production began in 1987 from the Mac Ridge pit, and several other pits followed until the mine was closed in 1993. Total gold production was of the order of 386,000 troy ounces (recovered). Some of the near-surface material was treated by the heap leach method, but much of the gold was contained in refractory, sulphide-rich material that was milled, with the dry-ground whole ore subjected to a pre-oxidizing roast before treatment in a carbon in leach facility. Following mine closure the pits and waste dumps were reclaimed to meet current environmental regulations. Seven separate and distinct mineralized bodies were delineated, of which six were mined by open pit methods and a seventh (the "601") was reportedly pre-stripped but not mined before closure. In this period, Freeport became Freeport McMoRan Gold Company ("Freeport McMoRan"); the operating subsidiary of the joint venture was known as Independence Mining Company Inc. ("Independence").

There are no previously published resource/reserve figures available for the 601 zone. The decision not to mine the body was reportedly part of an overall corporate decision to close the mine, probably driven by events elsewhere in the region. Details of prior exploration programs have recently become available as part of the AngloGold database, allowing the Company to verify anecdotal references to gold-bearing drill intercepts at depth beneath existing pits, and providing data for completion of a recently announced inferred resource for this and adjacent properties.

2) Mac Ridge:

As noted above, the first production in the Big Springs district was from a small pit located on what is now part of the Mac Ridge project area. Drilling nearby is reported to have encountered significant gold mineralization, but no mineable bodies have been outlined to date.

3) Dorsey Creek:

Data respecting work in the Dorsey Creek project area prior to the staking of the ground for Gateway are included in the purchased database. Published mapping showed the area to be underlain by rocks similar to those at Big Springs, including a large zone of silicified "Overlap Assemblage" rocks. Independence drilled several holes on what is now the Dorsey Creek property, and obtained several significant gold intercepts. A full evaluation of the data from this work is presently underway.

4) Golden Dome:

There is little information available regarding the history of exploration on the Golden Dome project. According to Genesis, several companies conducted limited drilling campaigns in the general region of the project, although none of these appear to have been in the area of present interest. BHP located lode claims following a stream sediment survey in the general region. They did little on the project beyond a small amount of mapping and interpretation. MK Gold Corp. ("MK") later examined the project and did a small amount of work on the claims but did not proceed beyond this. Immediately to the north of the Golden Dome project, on the north-east flank of McAfee Peak, early work on the Sage Hen antimony prospect disclosed the presence of stibnite and barite in quartz veins, but no serious work ensued. Both the BHP and MK surveys resulted in location of several outcrops with anomalous indicator metal values, generally along the trace of interpreted structures. Additional data have been found in the purchased AngloGold database, and are currently being compiled.

5) Jack Creek:

Information regarding the early phases of work on what is now the Jack Creek property is contained in the AngloGold database and is presently being compiled. Preliminary examination of the data suggests that previous operators located several area of interest, using surface geochemistry and mapping; several reverse circulation holes were drilled, but apparently there were few significantly mineralized intercepts

6) Island Mountain:

This project has had a long and complex history of exploration, even in the modern era. The following summary is largely based on information supplied by Genesis. The project was initially looked at as a Carlin-style target by Cordex Exploration Company ("Cordex") in 1982. Westmont Gold Inc. ("Westmont"), Kennecott Exploration ("Kennecott") and BHP explored all or parts of the present project area, and between them drilled at least 96 holes in the general project area, in addition to completing a considerable amount of geological, geochemical and geophysical work. Aur Resources Inc. ("Aur") also held part of the ground, did extensive trenching and other preparatory work, and subsequently drilled about 60 holes, many of which were located on the present claim group.

These exploration programs resulted in numerous indications of gold mineralization, including many reportedly significant gold-bearing intercepts. Early data are somewhat fragmentary, and in many cases, are of questionable reliability. There are few formal reports available at this time, and indeed in many cases such as for the BHP work, final reports were never completed.

Geological Setting

The following summary of the geological setting is derived with slight modification from the 2006 Report.

The overall geological setting of north-eastern Nevada was summarised succinctly in a paper by Odin D. Christensen ("Carlin Trend Geologic Overview"), published in 1993 by the Society of Economic Geologists in a Guidebook entitled Gold Deposits of the Carlin Trend, Nevada. Relevant portions of this paper are presented verbatim as follows:

> "During the Early Paleozoic, the area that is now eastern Nevada lay along the western margin of the North American Precambrian cratonic boundary, as defined by both stratigraphic and isotopic studies. A westward-thickening and deepening wedge of sedimentary units was deposited across the shelf and slope. Rock units grade westward from eastern-facies miogeoclinal continental shelf carbonates to western-facies eugeoclinal fine-grained siliceous clastic and cherty units. Restricted basins developed along the shelf, disrupting the regularity of this setting and resulting in important district-scale stratigraphic variability. Tectonic activity associated with the Late Devonian to Early Mississippian Antler Orogeny resulted in large-scale thrusting of eugeoclinal siliceous rocks eastward over time-equivalent or younger transitional and miogeoclinal carbonate rocks along the Roberts Mountains thrust fault system. The leading edge of the overriding thrust plate formed the emergent Antler highland, from which coarse siliceous clastic sediment eroded from the upper-plate was shed eastward into the adjacent foreland basin. Cambrian through Devonian rocks of both eastern and western facies are overlain by Mississippian rocks of this overlap assemblage. Mississippian rocks are locally overlain with angular discordance by carbonate and clastic rocks of Pennsylvanian and Permian age. Local terminology refers to the three major tectonostratigraphic sequences as the eastern or carbonate autochthonous assemblage, the western or siliceous allochthonous assemblage, and the coarser clastic flysch or overlap assemblage."

It is important to note that the above description refers primarily to the Carlin district, but the setting in the area of the subject projects is very similar. Here the tectono-stratigraphic units are also referred to as the Lower Plate rocks, the Upper Plate rocks, and, in the case of the Big Springs, Mac Ridge, Dorsey Creek and Jack Creek areas, the Overlap and Schoonover sequences. There are minor differences in stratigraphy as compared with the Carlin area, but the overall pattern is similar.

Christensen further detailed structural activity that has resulted in local folding and subsequent erosion exposing lower plate strata in so-called "windows" through the Roberts Mountains thrust fault. He also documented the existence of intrusive rocks of several ages (Jurassic, Cretaceous, and Eocene and younger). A Jurassic pluton is exposed at the Island Mountain project, and intrusive dykes and sills thought to be Jurassic were encountered during mining at Big Springs, and in surface exploration at Dorsey Creek and Jack Creek. At Jerritt Canyon, south of the subject projects, intrusive rocks of presumed Cretaceous and Tertiary age have been documented.

With respect to the occurrence of gold in the Carlin area, Christensen wrote:

> "Carlin trend gold is hosted in Lower Paleozoic sedimentary rocks of all three tectonostratigraphic assemblages. The largest deposits occur primarily within silty carbonate rocks spanning several hundreds of feet below the contact with overlying siliceous rocks. Lithologies of transitional character, silty carbonate or calcareous siltstone, are frequently the best ore hosts."

Although the details of the stratigraphy at Jerritt Canyon and on the subject projects are somewhat different than in the Carlin area, the observation is that where gold is present, it is generally found within units rich in carbonate, or in altered intrusive rocks. Such rocks may occur in any of the three major packages described above.

Structural control of ore has been well documented in the Carlin area, at Jerritt Canyon, and at Big Springs. Although the picture is less well developed at present on the Island Mountain, Dorsey Creek, Jack Creek or Golden Dome projects, there is good evidence to suggest that structural controls will be found to be important in these areas as well. Study of such structural controls on the subject projects is at an early stage and much work remains to be done.

Capsule summaries of property scale geology and mineral deposits follow:

1) Big Springs:

The Big Springs deposits are Carlin-type sediment-hosted gold deposits in Mississippian-Pennsylvanian sediments of the Schoonover and Overlap sequences. The gold mineralization occurs primarily in steeply dipping fault structures, particularly where the major fault structures are intersected by secondary cross-faults. The mined ore bodies averaged approximately 50 feet in thickness and exhibited more structural than lithological control. Drilling by Freeport established that the ore-controlling structures continue for an unknown but significant distance below pit bottoms; recent drilling by Gateway has confirmed this observation. One deep drill hole put down in late 2005 intersected Lower Plate carbonate rocks at depth under the South Sammy area.

2) Mac Ridge:

The geology at Mac Ridge, although not as well understood as that at Big Springs, appears to be similar. On the eastern edge of the property, outcrops of Lower Plate rocks have been mapped; grab samples have returned strongly anomalous gold values. There is a good possibility of a Lower Plate target being developed on these claims.

3) Dorsey Creek:

Published geological mapping, confirmed by the 2003 to 2005 Gateway work, showed that favorable stratigraphic units including a gabbroic intrusive sill complex underlie the property. Both Schoonover and Overlap strata are represented. An extensive area of silicification ("jasperoid") locally contains anomalous amounts of Carlin indicator elements. Major through-going east-west normal fault systems transect the property and are interpreted as potential fluid flow conduits. A large dyke of silicified rhyolite with abundant pyrite and elevated gold values has been encountered in drilling on the eastern portion of the property.

4) Golden Dome:

The target area on the Golden Dome property is within a topographic basin that is covered by a veneer of glacial till. To the west of the basin, the lowermost units of the Upper Plate of the Roberts Mountain Thrust crop out on mountain ridges. This relationship suggested that the prospective Lower Plate stratigraphy should lie immediately east of these outcrops under the till-covered basin within the core of a plunging anticline.

Several wide, altered structural zones project into the till-covered basin from the north. These structures contain highly anomalous Carlin-type indicator metals with arsenic values up to 4,000 ppm and antimony values up to 7,000 ppm. The target area lies at the projected intersection of these structural zones with the favourable Lower Plate carbonate rocks in the core of the anticline.

Deep drilling in 2005 confirmed the presence of the Lower Plate rocks at depth, locally strongly anomalous in gold.

5) Jack Creek:

Published geological mapping, confirmed by recent Gateway work, shows that prospective stratigraphic units similar to those found at Dorsey Creek, as well as favourable intrusive rocks, underlie parts of the Jack Creek property. Areas of silicification ("jasperoid") are widespread. Numerous major fault systems have been mapped; others can be inferred on the basis of topography and remote sensing data.

6) Island Mountain:

Paleozoic sedimentary rocks comprising limestone, shale, argillite and siltstone underlie the Island Mountain property. These rocks form a homoclinal sequence dipping moderately to the west. On the eastern side of the claim block a small intrusive stock has intruded the sedimentary country rocks. Numerous thin dykes and sills have invaded the sedimentary rocks. Alteration of the sediments consists of jasperoidal silica, bleaching and local decalcification. Skarn and hornfels are developed at the contact between the intrusive stock and sediments.

Past drilling has intersected numerous widespread significant gold intervals. Controls of the mineralization are not well understood but high angle structures trending east-northeasterly appear to influence the distribution of the mineralization. Geochemical soil and rock sampling has established a number of large, anomalous zones within which most of the gold-bearing drill holes are located. Portions of these anomalous zones are untested by drilling and offer the opportunity of hosting gold deposits.

Exploration

The bulk of the work on the Company's properties in 2005 was made up of diamond (core) and reverse circulation drilling, as detailed in a subsequent section. Other work on the properties included:

- Detailed geological mapping in the existing open pits at Big Springs, to help with geological modelling. This work was the responsibility of several contract consulting geologists retained by the Company.
- Surface geological mapping and rock sampling on the Mac Ridge, Dorsey Creek and Jack Creek properties, by contract consulting geologists.
- Grid soil geochemical surveys on the Big Springs and Mac Ridge properties, with sample collection by contract employees.

The results of all these surveys have been valuable in geological modelling and in planning for subsequent work.

Finally, a rough summary of the apparent contents of the AngloGold database, from which much useful information has now been extracted and added to the property database, is as follows:

- Drilling data (logs and original assay reports for 2,088 holes, mostly RC but some core. Many of these represent material since mined, but the data will be very useful for geological modelling.
- Of these holes, about 1,600 are (or were pre-mining) in the main area of mining activity at Big Springs.
- Other holes were drilled at: Beadles Creek and Headwall Cirque on the Big Springs property; Mac Ridge; Dorsey Creek; and Jack Creek.

- In total, there are data for about 753,000 feet of drilling or about 150,600 gold assays. This information is being verified and merged with recently generated assay information.
- Preliminary indications are that the data represent at least 16 separate area of gold mineralization at Big Springs.
- There is a wealth of other information in the form of internal reports, memoranda, etc. that are useful in the building of geologic models and facilitating the planning of subsequent programs.

Mineralization

Significant gold-bearing material is known to exist at or near surface on five of the six projects. On the sixth, widespread occurrences of indicator elements and samples with anomalous gold contents taken from major structures or widespread alteration zones suggest potential for concentrations of gold at depth; recent deep drilling has encountered significant gold values in short intercepts in Lower Plate rocks. In more detail:

1) Big Springs:

Gold at Big Springs is found primarily as very fine inclusions in arsenical pyrite and pyrite or in goethite. Some is also encapsulated in silica. Other minerals present include marcasite, arsenopyrite, sphalerite, chalcopyrite and stibnite, and other less common species. Two very minor occurrences of visible gold have been reported. The mineralized units are dominantly bioturbated siltstone or altered volcanic and intrusive rocks. Locally, better grades of gold are concentrated in fault zones and especially at the intersections of faults or of faults with favourable stratigraphic units; sulphide contents in such zones may range as high as 15 percent.

2) Mac Ridge:

There is little known about the nature of the mineralization at Mac Ridge. Preliminary information suggests that the material is much like that at Big Springs, possibly with more tendency to silicification.

3) Dorsey Creek:

There is very little information regarding mineralogy on the Dorsey Creek project. Work by Stanley Keith and Monte Swan for the Company during 2003 noted the presence of abundant goethite/limonite after sulphides, rare pyrite, local massive hematite, and occurrences of quartz-barite veins with stibnite and secondary antimony minerals. Recent drilling at Dorsey Creek encountered silicified felsic intrusive rocks with abundant pyrite and with elevated gold values. Specific antimony or arsenic minerals have not been positively identified.

4) Golden Dome:

Evidence of mineralization at Golden Dome is common in major through-going steep structures cutting Upper Plate and Overlap Sequence strata. The best exposed of these, on the high ground towards the north end of the project, is a wide zone (30 metres plus) of rusty, faulted quartzite locally highly anomalous in arsenic, antimony and mercury. Nodules of coarse barite are common, and silicified quartzite contains coarse rosettes of secondary antimony oxides pseudomorphous after stibnite. Similar rosettes have been observed at Dorsey Creek. Judging by the amount of limonite present, the structure is probably sulphide-rich (pyritic?) below the weathered zone. Recent deep drilling at Golden Dome has intersected altered Lower Plate carbonate strata, with local highly anomalous concentrations of gold and associated arsenic and lesser antimony.

5) Jack Creek:

There is very little surface evidence of gold mineralization on the Jack Creek property. Several areas show some signs of alteration, most obviously silicification and quartz veining, and there are local areas with strong limonitic staining, most likely after pyrite. Selected rock samples are anomalous in several of the common indicator elements i.e. arsenic, antimony, thallium, selenium and cadmium.

6) Island Mountain:

There are several styles of mineralization at Island Mountain. Much of the early prospecting work tested quartz veins in the intrusive rocks; these veins locally contain galena, chalcopyrite, sphalerite, tetrahedrite or tennantite, and arsenopyrite. They also have elevated silver, bismuth and gold values. Veins of this type were probably the source of placer gold in the creeks draining the high central area of the project. There are also reported antimony occurrences, especially to the north of the present project. Of more immediate interest are numerous occurrences of altered carbonate rocks with abundant goethite or limonite, probably derived from pyrite or arsenopyrite or both, and carrying elevated gold. There are several areas of intense silicification or "jasperoid" but in many cases these do not appear to be gold-bearing.

Drilling

During the 2005 field season, the Company undertook substantial drilling campaigns on the Big Springs property, with smaller programs at Dorsey Creek and Golden Dome, as shown on the following table:

Project	Drill Type	No. of Holes	Feet	Metres
Big Springs	Diamond coring	17	14,761.0	4,499.2
Big Springs	Reverse circulation	71	39,326.0	11,986.6
Dorsey Creek	Diamond coring	2	1,317.0	401.4
Dorsey Creek	Reverse Circulation	6	10,059.5	1,807.5
Golden Dome	Diamond coring	3	5,552.5	1,692.4
Golden Dome	Reverse circulation	4	3,200.0	975.4

Core holes were in many cases "pre-collared" to depths of about 800 feet using a reverse circulation drilling rig. The footages quoted as diamond coring are for those portions of the holes that were drilled to recover core.

In the case of reverse circulation drilling, the drilling is wet. Samples are collected at the drill stem, using a splitter device, directly into a numbered sample bag for shipment to the laboratory. A small representative sample of coarser chips is collected, washed, logged and archived in a plastic chip tray with a receptacle for each five-foot interval. "Rig duplicate" samples are collected at regular intervals.

In the case of diamond drilling, core recovered is HQ size (63.5 millimetres diameter). Core is placed in five foot long wooden boxes and transported to the logging facility. There it is photographed, logged for rock quality and for lithologies and evidence of mineralization, and marked for sampling. It is then either split using a mechanical splitter or cut with a diamond saw in intervals where mineralization is suspected. All core is sampled for analysis. After every seventy core samples, a "core duplicate" is collected by sacrificing the second half of the core. Holes are surveyed on completion using an electronic down-hole surveying device. Holes are cemented closed following completion and pulling of casing.

Results of the drilling programs for the last two years have been reported on a regular basis via press releases, which are posted on SEDAR or the Company's website and can be viewed by interested parties. A detailed review of results for Big Springs, Mac Ridge and Dorsey Creek has been undertaken, involving merging of recent results with those of earlier operators as contained in the AngloGold database. These data have been used to prepare detailed geologic models and complete an estimate of inferred mineral resources for the three properties.

Sampling and Analysis

By far the bulk of the sampling on most of the projects to date involves either reverse circulation chips or diamond drill core. The following comments refer to the Company's drilling in 2005.

In the case of reverse circulation drilling, samples are routinely taken at five foot intervals; for the most part, unless there is some compelling reason to do otherwise, core is sampled (after logging) at a similar density. In both types of drilling, all material is routinely sampled.

Surface rock samples are collected on an irregular basis by geologists in the course of mapping. Soil samples are collected on grids with various line and sample spacings depending on the local circumstances.

Generally speaking, core recovery in the diamond drilling ranges from good to excellent and there are not thought to be any serious sampling problems. Given that the mineralization consists generally of sub-micron sized gold in fine sulphide mineralization, there is no obvious nugget problem. Based on detailed statistical analysis of assay results from duplicate controls, there is no reason to doubt that the samples taken are representative of the material sampled.

The sampling interval of five feet in the core and reverse circulation drilling was chosen arbitrarily. There is no obvious reason to suspect that this is not sufficiently detailed. In cases where there are obvious geological breaks in the core, the sampling interval may be varied slightly; this is a judgement call by the geologist logging the core.

A comprehensive quality assurance/quality control ("QA/QC") program has been established for the Company's Nevada projects. The program was designed and is overseen by G.R. Peatfield, Ph.D., P.Eng. Appropriate standards (prepared for the Company and certified by an independent expert) and blanks are inserted into the assay stream at regular intervals. Rig, preparation and assay duplicate samples are assayed at regular intervals. The results of assaying the controls are monitored by Peatfield on a regular basis.

All samples are prepared by ALS Chemex Laboratories ("ALS Chemex") in Elko and assayed at their facilities in Reno or (mostly) North Vancouver. Assaying for gold is by fire assay/atomic absorption ("FA/AA"), and for all drilling samples grading in excess of 5 grams gold per tonne, by fire assay with gravimetric finish ("FA/grav."). In addition, all samples have a 34 element scan performed using an aqua regia digestion and inductively coupled argon plasma ("ICP")-atomic emission spectroscopy ("AES") finish.

Soil samples are field sieved to minus 20 mesh, then re-sieved in the laboratory to minus 180 microns and sub-samples pulverised to 75 percent minus 75 microns. Analyses were performed by ALS Chemex. Gold is determined by atomic absorption following aqua regia digestion. In addition, a 47 element suite is analysed by an aggressive four-acid digestion followed by ICP / mass spectrometry ("MS"). Rock samples are analysed in a similar fashion.

Security of Samples

All samples, whether core, percussion chips, soils or rocks are routinely brought to the Company's field operating facility east of the Big Springs property. There they are sorted, and in the case of core split or sawed before bagging. The facility is private and maintained so as to make it secure from outside influences. Once the samples are prepared, shipments are made up and collected by a dedicated truck from the ALS Chemex preparation facility in Elko.

There is no information available regarding security of samples for work previous to the current investigations. However, essentially all this work was undertaken by major mining companies, and it is not believed that there should be any concerns in this regard.

Mineral Resource and Mineral Reserve Estimates

On 30 January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs project.(1) The results of this estimate were considered to be in the inferred category and are summarised in the following table:

Summary of Inferred Resources - Big Springs

Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

Details of this estimate are contained within the 2006 Report.

Mining Operations

Not applicable.

Current Exploration and Development

There is no fieldwork underway at present on any of the properties. Current work consists of compilation of existing data and planning for the 2006 field season. A significant part of this planning work has to do with permitting issues.

The Company anticipates that it will undertake drilling programs on several of its Nevada properties during the 2006 field season. The bulk of this work will be diamond and reverse circulation drilling on the Big Springs project, with subordinate amounts of drilling at Mac Ridge, Dorsey Creek and Golden Dome. Project planning is currently being completed.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue 100,000,000 common shares without par value of which 22,696,032 common shares were issued at March 28, 2006. There are no shares held under any escrow agreements as

(1) This estimate included small amounts of material from the Mac Ridge and Dorsey Creek project areas.

of March 28, 2006. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company. There is no policy or intention to pay dividends at present. The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders. In addition, as of March 28, 2006, there were 4,192,250 stock options held by Company directors, employees and consultants, exercisable to purchase common shares at various prices between $0.35 and $2.15 per share and expiring at various dates between June 17, 2008 and February 28, 2011. For further information as of December 31, 2005, refer to the audited financial statements of the Company for the year ended December 31, 2005 filed under the Company's profile at www.sedar.com

As of March 28, 2006, the Company intends, subject to shareholder and regulatory approval, to raise up to $12,000,000 by way of a brokered and non-brokered private placement of up to 9,600,000 units at a price of $1.25 per unit ("Unit"). Each Unit will consist of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60.

ITEM 6: MARKET FOR SECURITIES

The Company's common shares were listed and posted for trading on The Toronto Stock Exchange under the symbol GTQ on June 28, 2004. Prior to that date the common shares traded on the TSX Venture Exchange commencing on June 17, 2003.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company's shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Month	*High*	*Low*	*Close*	*Volume*
January	**$1.71**	**$1.45**	**$1.60**	**667,336**
February	**$1.68**	**$1.30**	**$1.45**	**664,808**
March	**$1.47**	**$1.15**	**$1.15**	**529,523**
April	**$1,28**	**$1.02**	**$1.05**	**253,400**
May	**$1.18**	**$0.92**	**$1.00**	**303,217**
June	**$1.01**	**$0.92**	**$1.00**	**404,500**
July	**$1.19**	**$0.92**	**$1.15**	**1,482,000**
August	**$1.36**	**$0.99**	**$1.05**	**673,036**
September	**$1.17**	**$1.02**	**$1.05**	**292,850**
October	**$1.20**	**$0.80**	**$0.93**	**652,599**
November	**$0.92**	**$0.60**	**$0.70**	**818,869**
December	**$0.85**	**$0.68**	**$0.79**	**645,940**

ITEM 7: DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, municipality and province of residence, and principal occupation of the directors and officers of the Company are as follows:

Name, Position and Province of Residence[1]	Principal Occupation for the Past Five Years [1]	Director/Officer Since [2]
MICHAEL MCINNIS President, Chief Executive Officer and Director **British Columbia, Canada**	President, Chief Executive Officer and Director of the Company; Director of Canadian Gold Hunter Corp., a mineral exploration and development company	Since May 1, 2002
ARCHIE NESBITT[4][5] Chairman and Director **Alberta, Canada**	Lawyer; Chairman and Director of Abacus Mining & Exploration Corp.; Director of Riverstone Resources Inc. ,Bakbone Software Inc., a software development company, and Southpoint Resources, an oil and gas exploration and development company	Since July 23, 2003
JAMES ROBERTSON[3] Director **British Columbia, Canada**	President of Midas Management Inc., a company providing administration and management services to junior resource companies; Director of Riverstone Resources Inc., Sennen Resources Ltd., and Primary Metals Inc., mineral exploration and development companies	Since November 27, 2002
ALVIN WILLIAM JACKSON[3][5] Director **British Columbia, Canada**	Professional Geologist; former President and Director of EuroZinc Mining, a mining company; Chairman and Director of Nordic Diamonds Ltd. and Red Dragon resources; Director of Gold-Ore Resources Ltd., Canasil Resources Inc. & Doublestar Resources Inc., mineral exploration and development companies	Since November 27, 2002
LOUIS G. MONTPELLIER[4][5] Director **British Columbia, Canada**	Mining and Corporate Finance Lawyer engaged in private practice since 1981	Since November 27, 2002
ROMAN FRIEDRICH[3] [4] Director **British Columbia, Canada**	President, Roman Friedrich & Co., a financial consulting company, since 1997; Director of StrataGold Corporation, a mineral exploration company; Chairman and Director of Dreman Claymore Dividend & Income Fund, an investment mutual fund	Since April 30, 2004

Notes:

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) the term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officer's hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance Committee

At this time the Company does not have an Executive Committee.

As of March 28, 2006, directors and executive officers of the Company beneficially own directly or indirectly or exercise control or direction over approximately 1,805,900 common shares of the Company representing approximately 7.96% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

Except as hereafter set out, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or within the 10 years before the date of this Annual Information Form has been, a director or executive officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. Archie Nesbitt, the Chairman and a director of the Company, is currently a director of Bakbone Software Incorporated, a TSX listed company that is currently subject to a cease trade order in the provinces of British Columbia, Alberta and Ontario and has been halted from trading for failure to file interim financial statements. Michael Raftery, Chief Financial Officer of the Company, was a director and officer of Fourseas AsiaLink Corporation, a reporting non-trading company in British Columbia, which was the subject of a cease trade order in 1998 in British Columbia for a failure to file audited financial statements. The majority shareholder and President returned to Hong Kong and the company ceased doing business in British Columbia. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers and directors and officers shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 8: PROMOTERS

Michael D. McInnis, the Chief Executive Officer and a Director of the Company is considered the Promoter of the Company in that he took the initiative in founding and organising the Company. Mr. McInnis owns directly or indirectly or exercises control over 1,003,000 common shares of the Company or 4.42% of the issued common shares of the Company as at March 28, 2006. For services in his capacity as Chief Executive Officer and Director of the Company, and not as Promoter, he has received the following compensation:

Summary Compensation Table

Name and Principal Position	*Year[1]*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option (#)[2]*	*All Other Compen-sation ($)*
Michael McInnis	**2005**	**$102,000[3]**	**Nil**	**Nil**	**Nil**	**Nil**
Chief Executive	**2004**	**$102,000[3]**	**Nil**	**Nil**	**325,000**	**Nil**
Officer and President	**2003**	**$70,500**	**Nil**	**Nil**	**540,000**	**Nil**

NOTES:

(1) Financial years ended December 31.

(2) Figures represent options granted during a particular year.

(3) A portion of the compensation paid during the fiscal year ended December 31, 2004 and all of the compensation paid during the fiscal year ended December 31, 2005 was paid pursuant to a Management Services Agreement entered into between Mr. McInnis and the Company on November 1, 2004.

ITEM 9: AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent directors", as that term is defined in National Instrument 52-110, "Audit Committees".

2. A majority of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. Members who are not completely financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.

3. At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5. Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6. The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation's corporate secretary, unless otherwise determined by the Committee.

7. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8. The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9. Meetings of the Committee shall be conducted as follows:

   (a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

   (b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

   (c) the chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

   (d) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

   Chief Executive Officer
   Chief Financial Officer

   (e) other management representatives shall be invited to attend as necessary; and

   (f) notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10. The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11. The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

   (a) to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

   (b) to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

   (c) to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

   (d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

   (a) to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Corporation;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) review and approve the internal audit plan; and

(c) review significant internal audit findings and recommendations, and management's response thereto.

4. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5. The Committee is also charged with the responsibility to:

(a) review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) prospectuses; and

(iv) other public reports requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Corporation's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders; and

(j) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the following will be the members of the Audit Committee:

James Robertson	Independent(1)	Financially literate(2)
Roman Friedrich	Independent(1)	Financially literate(2)
Alvin Jackson	Independent(1)	Financially literate(2)

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. James Robertson has served as Vice President, Corporate Affairs of the Company within the previous three years. In the view of the Board, this does not materially interfere with his current duties and responsibilities as a member of the Audit Committee.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2005	**$11,500**	**$Nil**	**$2,050**	**$299**
2004	**$10,500**	**$8,750**	**$1,200**	**$Nil**

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

ITEM 10: LEGAL PROCEEDINGS

There are no legal proceedings nor proceedings known to be contemplated to which the Company is party.

ITEM 11: TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Pacific Corporate Trust Company. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9; and (ii) 11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

ITEM 12: INTERESTS OF EXPERTS

Staley Okada & Partners, Chartered Accountants, have prepared an Auditor's Report on the Financial Statements of the Company for the year ended December 31, 2005 and, to the best knowledge of the Company, hold no interest in the Company or its securities.

Giles R. Peatfield, Ph. D., P. Eng. has prepared the 2002 Report, the 2004 Report and co-authored the 2006 Report for the Company and, to the best knowledge of the Company, holds no interest in the Company or its securities. J. W. Rozelle, P.G., co-authored the 2006 Report for the Company and to the best knowledge of the Company, holds no interest in the Company or its securities.

ITEM 13: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company's comparative audited consolidated financial statements together with the auditor's report thereon for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company's Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

RECEIVED

2006 SEP 11 P 4: 06

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GATEWAY GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2005 and 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Gateway Gold Corp.:

We have audited the consolidated balance sheets of Gateway Gold Corp. as at 31 December 2005 and 2004 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
22 March 2006, except as to Note 11, which is as
of 28 March 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Gateway Gold Corp. Statement 1

Consolidated Balance Sheets

As at 31 December
Canadian Funds

ASSETS	**2005**	2004
Current		
Cash	$ **2,633,899**	$ 8,189,552
Amounts receivable	**51,412**	62,390
Prepaid expenses	**11,893**	5,419
	2,697,204	8,257,361
Reclamation Bond	**298,176**	278,743
Mineral Property Costs - *Schedule (Note 4)*	**15,831,942**	10,077,282
Property, Plant and Equipment *(Note 5)*	**99,356**	115,436
	$ **18,926,678**	$ 18,728,822

LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- trade	$ **374,847**	$ 437,569
- related parties	**24,867**	-
	399,714	437,569
Commitments *(Note 10)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	**20,258,145**	19,371,544
Contributed Surplus *(Note 6c)*	**4,324,326**	2,530,436
Deficit - *Statement 2*	**(6,055,507)**	(3,610,727)
	18,526,964	18,291,253
	$ **18,926,678**	$ 18,728,822

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
_________________________, Director

"James Robertson"
_________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended 31 December
Canadian Funds

		2005		2004
Expenses (Income)				
Amortization	$	**28,308**	$	21,376
Consulting fees		**52,268**		33,222
Foreign exchange gain		**(28,536)**		(22,291)
General exploration		**-**		17,552
Management fees		**222,000**		222,000
Office recoveries		**(48,000)**		(32,000)
Office, rent and miscellaneous		**90,917**		90,025
Professional fees		**71,137**		107,950
Promotion and public relations		**324,754**		146,168
Salaries and wages		**67,751**		57,838
Stock-based compensation *(Note 6e)*		**1,665,057**		1,832,572
Stock exchange and filing fees		**19,432**		109,004
Telephone and facsimile		**10,767**		8,185
Transfer agent and shareholder information		**16,482**		38,323
Travel and accommodation		**86,099**		83,197
Loss Before the Under-Noted		**2,578,436**		2,713,121
Interest income		**(133,656)**		(157,600)
Loss for the Year		**2,444,780**		2,555,521
Deficit - beginning of year		**3,610,727**		1,055,206
Deficit - End of Year	$	**6,055,507**	$	3,610,727
Loss per Share - Basic and Diluted	$	**0.11**	$	0.14
Weighted-Average Shares Outstanding		**21,956,692**		18,333,540

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended 31 December

Canadian Funds

Cash Resources Provided by (Used in)		**2005**		2004
Operating Activities				
Loss for the year	$	**(2,444,780)**	$	(2,555,521)
Items not affecting cash				
Amortization		**28,308**		21,376
Shares issued for consulting fee		**38,500**		-
Stock-based compensation		**1,665,057**		1,832,572
		(712,915)		(701,573)
Net change in non-cash working capital				
Amounts receivable		**10,978**		(28,359)
Prepaid expenses		**(6,474)**		28,944
Accounts payable and accrued liabilities				
- trade		**(4,392)**		(28,440)
- related parties		**24,867**		(32,874)
		(687,936)		(762,302)
Investing Activities				
Reclamation bonds		**(19,433)**		(195,508)
Mineral property costs		**(5,600,881)**		(7,540,514)
Property, plant and equipment		**(12,228)**		(130,458)
		(5,632,542)		(7,866,480)
Financing Activities				
Share capital issued for cash		**764,825**		13,511,375
Share issuance costs		**-**		(405,101)
		764,825		13,106,274
Net Increase (Decrease) in Cash		**(5,555,653)**		4,477,492
Cash position - beginning of year		**8,189,552**		3,712,060
Cash Position - End of Year	$	**2,633,899**	$	8,189,552

Supplementary Disclosure of Non-Cash Investing and Financing Transactions				
Shares issued for mineral properties	$	**70,000**	$	168,400
Increase (decrease) in mineral property accounts payable	$	**(58,330)**	$	45,199
Stock-based compensation recorded as share capital	$	**13,276**	$	13,276
Stock-based compensation recorded for mineral property costs	$	**142,109**	$	107,829

- See Accompanying Notes -

Gateway Gold Corp. <u>Schedule</u>

Consolidated Schedules of Mineral Property Costs

For the Years Ended 31 December

Canadian Funds

		2005		2004
Big Springs, Nevada				
Camp and general	$	**201,346**	$	156,036
Consulting		**63,060**		53,925
Drilling		**1,859,832**		3,021,520
Engineering		**42,964**		-
Environmental and permitting		**330,520**		168,583
Geochemical		**318,486**		394,128
Geological		**435,506**		481,393
Geophysical		**4,020**		-
Lease, licenses, and taxes		**21,473**		22,224
Option payments - cash and shares *(Notes 4a and 6b)*		**23,333**		23,333
Project management		**62,340**		44,505
Reclamation		**39,211**		-
Report preparation		**-**		1,527
Roadwork		**21,194**		32,810
Staking		**5,412**		-
Stock-based compensation *(Note 6e)*		**35,527**		35,944
Surveying		**68,737**		54,858
Transportation		**102,164**		69,071
		3,635,125		4,559,857
Dorsey Creek, Nevada				
Camp and general		**57,877**		61,540
Consulting		**21,294**		15,954
Drilling		**461,191**		634,707
Environmental and permitting		**15,884**		61,244
Geochemical		**77,580**		58,425
Geological		**31,141**		111,564
Geophysical		**-**		57,915
Lease, licenses, and taxes		**16,647**		17,709
Project management		**12,347**		13,369
Reclamation		**48,589**		-
Report preparation		**-**		288
Roadwork		**53,217**		10,861
Stock-based compensation *(Note 6e)*		**35,529**		-
Surveying		**11,182**		19,804
Transportation		**21,499**		24,877
		863,977		1,088,257
Golden Dome, Nevada				
Camp and general		**54,982**		31,620
Consulting		**5,507**		4,801
Drilling		**603,734**		40,316
Environmental and permitting		**22,243**		62,296
Geochemical		**53,386**		29,251
Geological		**27,927**		30,594
Geophysical		**-**		87,779
Lease, licenses, and taxes		**45,179**		18,838
Option payments – cash and shares *(Notes 4a and 6b)*		**23,333**		23,333
Project management		**19,976**		5,807
Reclamation		**1,999**		-
Report preparation		**-**		1,788
Roadwork		**6,081**		10,400
Staking		**46,416**		-
Stock-based compensation *(Note 6e)*		**35,526**		35,942
Surveying		**11,828**		7,325
Transportation		**11,503**		9,967
		969,620		400,057
Balances Carried Forward	$	**5,468,722**	$	6,048,171

Gateway Gold Corp. Schedule – *Continued*

Consolidated Schedules of Mineral Property Costs

For the Years Ended 31 December

Canadian Funds

	2005	2004
Balances Brought Forward	**$ 5,468,722**	$ 6,048,171
Island Mountain, Nevada		
Camp and general	**8,377**	96,897
Consulting	**1,496**	23,927
Drilling	**-**	824,810
Environmental and permitting	**-**	91,068
Geochemical	**742**	147,708
Geological	**2,430**	103,319
Geophysical	**-**	98,482
Lease, licenses, and taxes	**24,508**	21,690
Option payments - cash and shares *(Notes 4a and 6b)*	**23,334**	23,334
Project management	**-**	27,978
Reclamation	**3,069**	-
Report preparation	**-**	246
Roadwork	**-**	22,172
Stock-based compensation *(Note 6e)*	**35,527**	35,943
Surveying	**-**	16,595
Transportation	**-**	29,494
	99,483	1,563,663
Jack Creek, Nevada		
Camp and general	**2,218**	1,735
Consulting	**374**	1,195
Environmental and permitting	**4,973**	-
Geochemical	**2,870**	28,008
Geological	**12,748**	17,777
Lease, licenses, and taxes	**10,085**	51,576
Project management	**567**	432
Reclamation	**2,016**	-
Staking	**1,707**	128,725
Surveying	**-**	263
Transportation	**-**	2,631
	37,558	232,342
Mac Ridge, Nevada		
Camp and general	**15,702**	-
Consulting	**187**	-
Geochemical	**70,512**	9,148
Geological	**22,318**	350
Lease, licenses, and taxes	**18,897**	-
Project management	**568**	-
Staking	**10,944**	8,268
Surveying	**6,385**	-
Transportation	**3,384**	-
	148,897	17,766
Costs for the Year	**5,754,660**	7,861,942
Costs - beginning of year	**10,077,282**	2,215,340
Costs - End of Year	**$ 15,831,942**	$ 10,077,282

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002 as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

c) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

2. Significant Accounting Policies - *Continued*

d) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations.* This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated. There is no effect on prior years, as a result of adopting this new recommendation.

f) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

g) Amortization

The company provides for amortization of its property, plant and equipment as follows:

- Furniture and fixtures – 20% declining balance method
- Computer equipment – 30% declining balance method
- Field equipment – 20% declining balance method
- Leasehold improvements – straight-line over the term of the lease (five years)

2. Significant Accounting Policies - *Continued*

h) Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value as determined by the board of directors.

i) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method.

j) Foreign Exchange

The accounts of the Company's foreign operations are translated into Canadian dollars on the following basis:

- Income and expense items and exploration and development costs are translated in a manner that produces substantially the same results as would have resulted had these items been translated on the date they occurred.
- Non-monetary assets and liabilities at historical exchange rates.
- Monetary assets and liabilities (assets and liabilities whose nominal value, in terms of foreign currencies, are fixed) at the exchange rate at year-end.

Exchange gains and losses relating to the translation of foreign currency denominated monetary items that have a fixed life extending beyond year-end, are deferred and amortized over the life of the subject monetary items. All other exchange gains and losses are treated as current period items.

k) Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

l) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

2. Significant Accounting Policies - *Continued*

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bond and accounts payable, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is as follows:

- a cash payment of $10,000 (paid);
- a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003 and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 31 December 2005, the Company has issued 600,000 shares;
- incurring $100,000 in expenditures on the properties by 31 December 2002, and incurring $70,000 in expenditures in each subsequent year (incurred to 31 December 2005) until the share issuances are completed.

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) During the year, the Company staked additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and various of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement.

4. Mineral Property Costs - *Continued*

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**Total 2005**	Total 2004
Mineral Properties, Nevada, USA				
Big Springs	$ 109,841	$ 9,465,124	**$ 9,574,965**	$ 5,939,840
Dorsey Creek	-	1,952,234	**1,952,234**	1,088,257
Golden Dome	147,560	1,488,892	**1,636,452**	666,832
Island Mountain	121,502	2,110,226	**2,231,728**	2,132,245
Jack Creek	128,725	141,175	**269,900**	232,342
Mac Ridge	19,212	147,451	**166,663**	17,766
	$ 526,840	$ 15,305,102	**$ 15,831,942**	$ 10,077,282

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**2005 Net Book Value**	2004 Net Book Value
Furniture and fixtures	$ 84,878	$ 26,373	**$ 58,505**	$ 69,757
Computer equipment	43,331	18,645	**24,686**	32,600
Field equipment	15,399	3,573	**11,826**	7,438
Leasehold improvements	6,509	2,170	**4,339**	5,641
	$ 150,117	$ 50,761	**$ 99,356**	$ 115,436

6. Share Capital

Details are as follows:

a) Authorized share capital consists of 100,000,000 common shares without par value.

b) Issued and outstanding:

	31 December 2005		31 December 2004	
	Number	Amount	Number	Amount
Balance - beginning of year	20,916,383	$ 19,371,544	13,855,701	$ 6,083,594
Issued and fully paid:				
Private placement (i)	-	-	3,600,000	9,900,000
Agent's warrants (i)	-	-	94,182	-
Exercise of warrants	1,494,649	747,325	3,056,500	3,593,875
Exercise of options	50,000	17,500	50,000	17,500
Share issuance costs	-	-	-	(405,101)
Property shares *(Note 4a)*	200,000	70,000	200,000	70,000
Property shares *(Note 4a)*	-	-	60,000	98,400
Shares issued for consulting fee	35,000	38,500	-	-
Stock-based compensation *(Note 6c)*	-	13,276	-	13,276
Balance - end of year	22,696,032	$ 20,258,145	20,916,383	$ 19,371,544

6. Share Capital - *Continued*

i) On 3 March 2004, the Company completed a brokered private placement of 3,600,000 units at a price of $2.75 per unit for gross cash proceeds of $9,900,000. Each unit consists of one common share and one half warrant. Each whole warrant entitles the holder to purchase an additional common share for a period of one year at a price of $3.50 if exercised in the first six months, and at a price of $4.50 if exercised in the following six months. The Company paid the agent a finder's fee of 6% of the gross proceeds (paid in cash as to $335,000 and the issuance of 94,182 units with the same terms and conditions as the private placement units), a finance fee of $30,000, and issued broker warrants entitling the agent to purchase 358,200 common shares at a price of $3.50 until 4 March 2005.

c) Contributed Surplus

Details are as follows:

	2005	2004
Balance - beginning of year	**$ 2,530,436**	$ 603,311
Stock-based compensation *(Note 6e)*	**1,807,166**	1,940,401
Fair value of stock options exercised in year *(Note 6e)*	**(13,276)**	(13,276)
Balance - end of year	**$ 4,324,326**	$ 2,530,436

d) Stock Options

At 31 December, the Company had stock options outstanding as follows:

	Grant Date	2005	2004	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	100,000	150,000	$ 0.35	17 June 2008
Director	26 March 2003	90,000	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	-	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	-	$ 1.31	11 August 2010
		3,512,250	3,462,250		

The outstanding options have a weighted-average exercise price of $1.53 and the weighted-average remaining life of the options is 3.01 years. As at 31 December 2005, 3,171,625 (2004 – 2,172,875) of these options have vested.

6. Share Capital - *Continued*

e) Stock-Based Compensation

For the years ended 31 December, the Company has issued stock options to its directors, officers and employees and recognized stock-based compensation *(Note 2i)* as follows:

		2005		2004
Total options granted		**100,000**		1,395,000
Average exercise price	**$**	**1.41**	$	2.09
Estimated fair value of compensation	**$**	**106,612**	$	2,268,500
Estimated fair value per option	**$**	**1.07**	$	1.63

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.51%**	3.97%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100%**	100%
Expected option life in years	**5.00**	5.00

The company has recorded stock-based compensation for the options that vested during the year as follows:

		2005		2004
Number of options vested in year		**1,048,750**		1,567,500
Stock-based compensation expense	**$**	**1,665,057**	$	1,832,572
Capitalized to mineral properties		**142,109**		107,829
Total compensation recognized for the year		**1,807,166**		1,940,401
Transfer to share capital – options exercised *(i)*		**(13,276)**		(13,276)
Net addition to contributed surplus for the year	**$**	**1,793,890**	$	1,927,125

(i) During the year, employees and consultants exercised 50,000 (2004 – 50,000) options for which the related stock-based compensation has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

f) Warrants

At 31 December 2005, the Company had nil (2004 – 3,699,940) share purchase warrants outstanding.

7. Related Party Transactions

Related party transactions and balances not otherwise disclosed in these financial statements are as follows:

a) During the year, the Company paid or accrued $222,000 (2004 - $222,000) in management fees to directors and companies controlled by directors.

b) During the year, the Company paid or accrued $25,209 (2004 - $87,382) in legal fees and disbursements to a law firm, a partner of which is a director of the Company.

c) During the year, the Company paid or accrued $2,000 (2004 - $5,213) in consulting fees to parties related to directors.

d) During the year, the Company received $48,000 (2004 - $32,000) in office rent and expense recoveries from a Company with directors in common.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2005	2004
Loss before income taxes for accounting purposes	**$ (2,444,780)**	$ (2,555,521)
Adjustments for differences between accounting and taxable income:		
Amortization	**25,379**	19,202
Stock-based compensation	**1,665,057**	1,832,572
Non-deductible and other items	**(181,953)**	(190,753)
Consolidated loss for tax purposes	**(936,297)**	(894,500
Tax rate	**35.6%**	35.6%
Expected tax recovery for the year	**(333,322)**	(318,442)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**472**	63
Current valuation allowance	**332,850**	318,379
Tax recovery for the year	**$ -**	$ -

8. Income Taxes – *(Continued)*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31 are as follows:

	2005	2004
Non-capital loss carry-forwards	**$ 1,323,482**	$ 646,309
Mineral property expenditures	**4,194,352**	2,864,789
Property, plant and equipment	**45,268**	44,552
	5,563,102	3,555,650
Valuation allowance	**(5,563,102)**	(3,555,650)
	$ -	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

31 December 2005	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ 2,411,835	$ 32,945	$ -	$ (2,444,780)
Capital expenditures	$ 3,072	$ 5,763,816	$ -	$ 5,766,888
Identifiable assets	$ 17,355,759	$ 16,321,614	$ (14,750,695)	$ 18,926,678

31 December 2004	Canada	United States	Elimination	Consolidated
Segment revenue	$ -	$ -	$ -	$ -
Segment operating income (loss)	$ (3,277,839)	$ 722,318	$ -	$ (2,555,521)
Capital expenditures	$ 107,254	$ 7,885,146	$ -	$ 7,992,400
Identifiable assets	$ 17,527,957	$ 10,371,503	$ (9,170,638)	$ 18,728,822

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises. Minimum future annual lease payments (based on 2005 operating costs) are as follows:

Fiscal Year		Amount
2006	$	68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

b) The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contract for the remaining term.

11. Subsequent Events

Subsequent to 31 December 2005, the Company:

a) intends to raise up to $12,000,000 by way of a brokered and non-brokered private placement of up to 9,600,000 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company will pay the agent, on the brokered portion of the financing of up to 4,000,000 units, a cash commission of 7% and issue agent's options for 7% of the Units placed. Each agent option will consist of one unit with the same terms as the private placement Units. The private placement is subject to regulatory approval and a portion is also subject to shareholder approval.

b) granted a total of 680,000 incentive stock options to employees and consultants at an exercise price of $1.49 per share, exercisable for five years.

Gateway Gold Corp.
Annual Management Discussion and Analysis
For the Year Ended December 31, 2005

Dated March 28, 2006

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The properties are held under an agreement including terms whereby the Company is required to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of 2-3% is also payable on any production from the properties. An initial exploration expenditure commitment of $100,000 has been completed with further annual work commitments of not less than $70,000 required during the four-year period. The Company has met all expenditure requirements to date, and has issued 600,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the property agreement.

MINERAL EXPLORATION

During the year ended December 31, 2004, the Company completed and filed a technical report entitled "Technical Review Report on the Island Mountain, Big Springs, Dorsey Creek and Golden Dome Mineral Properties, Elko County, Nevada, USA" prepared by Giles Peatfield, Ph.D., P.Eng., prepared in accordance with NI 43-101. The report is available for viewing on SEDAR under the company's profile at www.sedar.com

By the end of 2004, the Company had completed its planned $7.1 million exploration program on its Nevada mineral properties. The program included approximately 90,000 feet (27,500 metres) of drilling and commenced in mid-June. A further program of approximately 70,000 feet (21,400 metres) of drilling in total commenced in June 2005 and was completed in December 2005 at a cost of $5.2 million.

On the **Big Springs** property, drilling in 2004 and 2005 encountered significant gold intersections with widths ranging from 5 to 50 feet and gold values ranging from 0.10 ounces per ton ("opt") or 0.34 grams of gold per tonne ("g/t") to 1.28 opt or 43.52 g/t. These intercepts, taken in conjunction with previous intersections from the 2003 program, demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic.

In July 2005, following a review of historical technical data acquired from the previous operator, AngloGold North America Inc. ("AngloGold") and its predecessors, the Company announced historical resource estimates for the Big Springs property. The estimates were prepared by Independence Mining Co., Inc. ("Independence") in 1994 and by Pincock Allen Holt Co., Inc. ("PAH") consultants to Independence, in 1992. The estimates pre-date NI 43-101 and are considered historic in nature.

The Independence global estimates were prepared from the total data available as of February 1, 1994 using 70-foot flat polygon assignments, with no capping of grades and no "single-hole" cases. These estimates were at a number of cut-off grades, two of which are reported below:

Cut-off Grade Opt Au	Tons	Average Grade (opt Au)	Ounces Au
0.025	13,014,972	0.065	850,428
0.050	5,215,174	0.111	578,437

PAH was commissioned by Independence to provide an estimate of the potential resource available for underground mining for both the Big Springs mine and the Jerritt Canyon mine. In the report, dated July 7, 1992, PAH estimated the potential resources available in the North Sammy Creek and South Sammy Creek areas at Big Springs. They classified these as Measured and Indicated Resources (no more than 25 feet from a drill hole) or Inferred Resources (greater than 25 feet, but no more than 50 feet from a drill hole). The results of the PAH estimates are as follows:

Resource	Tons	Average Grade (opt Au)	Ounces Au
Measured and Indicated	904,222	0.288	260,760
Inferred	517,136	0.248	128,056
TOTAL RESOURCES	1,421,358	0.273	388,816

The Company also announced initial results from a program of drilling on the Crusher target in the Big Springs area. The Crusher target is located approximately 200 metres northeast of the North Sammy pit at Big Springs. Geological mapping by the Company's technical staff and drilling by the former operator has suggested the presence of two separate mineralized zones within the Crusher Target. The Crusher B zone was drill tested by hole GW05-166 which intersected 135 feet grading 0.122 opt (4.18g/t) from 130 feet to 265 feet including 20 feet grading 0.525 opt gold (18.00 g/t). The hole was drilled underneath a 10 foot intercept grading 0.492 opt (16.87 g/t) drilled by the former operator. Hole GW05-166 was designed to better define the geometry of the Crusher B zone. The results substantially improved the exploration potential of the zone by increasing both the grade and thickness of the mineralized zone.

Hole GW05-172 drill tested the Crusher A zone and intersected 25 feet grading 0.818 opt gold (28.05 g/t) beginning at a depth of 70 feet in the hole. GW05-172 was a vertical hole and offset a hole drilled by the previous operator, which returned 20 feet grading 0.580 opt gold (19.89 g/t). The Company's hole was designed to better define the geometry and orientation of the Crusher A zone. The intersection has confirmed that the zone carries thick intercepts of high grade gold mineralization and has provided direction for further drill testing of this attractive target.

Thirty-eight holes were also drilled within the Brien's structural corridor, which is believed to be one of the main conduits for gold mineralization in the district. The Company's interest in the structure resulted from Hole GW04-55c, which intersected 124 feet grading 0.222 opt gold (7.54g/t) in 2004.

Twenty-six of these holes intersected significant gold values which range from 0.031 opt (1.07g/t) to 0.201 opt (6.88 g/t) over core intervals ranging from 20 feet to 150 feet. Highlights of the drilling include Hole GW05-234, which returned 135 feet grading 0.103 opt (3.5 g/t) and GW05-231, which returned 130 feet grading 0.084 opt (2.88 g/t).

The northerly trending structural zone is up to 100 feet wide and is at least 3,500 feet long. Three former open pit mines are located on the structure. The South Sammy pit is positioned on the southern part of the zone, the 701 pit is in the middle of the zone and the 401 is at the northerly end. The zone is characterized by significant intervals of high-grade gold values within long intervals of lower grade gold mineralization.

On 30 January 2006, Gateway announced that Gustavson Associates, LLC of Boulder, Colorado had completed an initial resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The results of this estimate were considered to be in the inferred category and are summarized in the following table:

Table 1-1	Summary of Inferred Resources - Big Springs			
Cutoff Grade Opt Gold	Total Tons	Average Grade (opt)	Average Grade (g/t)	Contained Ounces Gold
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Porperties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website..

Work on these three properties has outlined valid targets for expanded programs. Planned work for the 2006 field season includes continued compilation and interpretation; detailed geological and chemical surveys in selected areas, especially at Mac Ridge; and diamond or reverse circulation drilling on four properties. The bulk of the drilling will be at Big Springs and Golden Dome, to further outline known zones of mineralized rock, to test other conceptual targets in the hope of finding additional zones, to provide data for revised resource calculations, and to continue to test Lower Plate rocks intersected in one deep hole under the South Sammy Pit area in 2005. Drilling at Mac Ridge and to some extent at Dorsey Creek will be much more "early stage", designed to test a conceptual target in Lower Plate rocks at depth at Mac Ridge, and deep targets and possibly Lower Plate rocks at Dorsey Creek. Commencement times for much of the planned drilling are dependent on receipt of permits.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in November and December 2004 and during 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The gold grades encountered to date are not potentially economic but confirm that the large gold system identified by surface work continues to depth. Additional drilling is planned in 2006.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed in 2004 included geophysical surveying and reverse circulation drilling. Four holes were drilled to test geochemical and geophysical targets. Several zones anomalous in gold were encountered, and three holes were drilled in 2005 to further evaluate the targets. All three holes encountered Lower Plate rocks beginning approximately 400 feet below surface. One hole encountered a mineralized interval in Lower Plate rocks grading 0.039 opt gold (1.33 g/t) over 25 feet. Lower Plate rocks are the hosts for ore bodies at nearby Jerritt Canyon and other major gold deposits in Nevada including those in the Cortez trend. The occurrence of Lower plate rocks was not previously known at Golden Dome and their discovery greatly enhances the gold potential for the property. Further drilling is being undertaken in 2006.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Geologically, the property appears similar to the Dorsey Creek property and has a known presence of silicification and gold occurrences. The 2004 program comprising mapping and rock sampling indicated several areas of potential interest. Surface investigation of these areas has been carried out during the 2005 summer program and as a result the claim block has been reduced to 53 claims in size. The company plans to seek a partner on this property.

The **Island Mountain** property is a low grade, open pittable gold prospect located about 20 kilometres north-east of the Big Springs property. In 2003, the Company completed 27 drill holes to test six separate targets and 21 holes intersected gold mineralization with mineralized intervals ranging between 5 to 50 feet with gold grades between 0.015 and 0.121 opt. Four separate zones have been established on the property based on clusters of gold-bearing drill holes and geophysical targets. By the end of 2003, approximately 8,000 feet of drilling had been completed. Results from drill holes in 3 different areas have returned gold intersections of at least 1.0 gram gold per tonne over minimum lengths of 10 feet. During 2004, 27,000 feet of drilling was completed to further test the targets developed in 2003. The company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

SELECTED ANNUAL INFORMATION

Financial Data for Last Three Fiscal Years			
Fiscal Year Ended December 31	2005	2004	2003
Total revenues	$Nil	$Nil	$Nil
Loss before extraordinary items	$2,444,780	$2,555,521	$996,933
Loss for the year	$2,444,780	$2,555,521	$996,933
Weighted average number of shares outstanding	21,956,692	18,333,540	6,584,668
Loss per share	$0.11	$0.14	$0.15
Cash and cash equivalents	$2,633,899	$8,189,552	$3,712,060
Current assets	$2,697,204	$8,257,361	$3,780,454
Non-current assets	$16,229,474	$10,471,461	$2,304,929
Total assets	$18,926,678	$18,728,822	$6,085,383
Current liabilities	$399,714	$437,569	$453,684
Total long-term financial liabilities	$Nil	$Nil	$Nil
Total shareholders' equity	$18,526,964	$18,291,253	$5,631,699
Cash dividends declared per share	$Nil	$Nil	$Nil

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04	Mar-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$187,061	$166,489	$146,248	$279,925	$155,130	$123,737	$227,685	$216,397
Stock-based compensation	$460,888	$275,362	$265,429	$663,378	$575,597	$668,457	$329,236	$259,282
Loss for the quarter	$647,949	$441,851	$411,677	$943,303	$730,727	$792,194	$556,921	$475,679
Loss per share	$0.03	$0.02	$0.02	$0.04	$0.03	$0.04	$0.03	$0.03

The Company completed its initial public offering in June 2003 and increased its exploration activities on its Nevada properties soon thereafter. As the Company's exploration activities increased, so did its administrative and regulatory activities, and its loss per quarter (before stock-based compensation expense). This trend continued through to the end of the second quarter of 2004, at which point the Company had incurred most of the costs of start-up, as well as the increased legal, audit, and regulatory costs incurred to complete its first year as a public company, close a private placement for $9,900,000, and meet the requirements for listing on the senior exchange. In addition, the Company opened a new head office in May 2004. The reduced loss before stock-based compensation for September 2004 includes a $48,940 foreign exchange gain and the increased loss for March 2005 includes the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which were not experienced in the quarter ended June 30, 2005. In addition, the loss for the quarter ended June 30, 2005 includes an adjustment of $25,691 for costs expensed in the first quarter, which relate directly to the mineral properties. The losses for the quarters ended September 30, and December 31, 2005 reflect the continuing cost of administration for the Company's Nevada exploration activities.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarters ended September 30, 2004, December 31, 2004, March 2005, and December 31, 2005 than in the other quarters presented.

CURRENT YEAR ANALYSIS

The Company's operations during the year produced a loss of $2,444,780 or $0.11 per share, which is consistent with a loss of $2,555,521 or $0.14 per share for 2004. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The loss includes $1,665,057 of stock-based compensation expense, a non-cash item; management fees of $222,000; travel and accommodation expenses of $86,099; professional fees of $71,137; office, rent and miscellaneous of $42,917 (net of recoveries); and promotion and public relations of $324,754.

The most notable increase within general and administrative expenses for the year under review, compared to the prior year, was in promotion and public relations costs, which increased by $178,586 due to the Company hiring an investor relations manager part way through 2004 to handle the increased investor interest in the Company's stock, and due to the Company's various presentations, property tours, and attendance at conferences during the current year. Legal fees, stock exchange and filing fees, and transfer agent and shareholder information expenses are down considerably since the Company completed its initial efforts in raising equity and obtaining its stock exchange listings. The Company earned $133,656 in interest income during the year, compared to $157,600 in the prior year. Stock-based compensation of $1,665,057 was recorded for 958,125 options that vested in the year, which compares to compensation of $1,832,572 for 1,395,625 options that vested in 2004.

A total of $5,754,660 in expenditures was incurred on the Company's mineral properties during the year, which includes $142,109 for stock-based compensation relating to geological personnel. This compares to $7,861,942 and $107,829, respectively, incurred in 2004.

During the year, the Company carried out extensive permitting, drilling and technical compilation work related to the mineral properties, of which amount $3,635,125 was spent on the Big Springs property, $863,977 on Dorsey Creek, $969,620 on Golden Dome, $99,483 on the Island Mountain property, $37,558 on Jack Creek, and $148,897 on Mac Ridge. The Company incurred $2,924,757 in drilling costs during the year.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at December 31, 2005 was $2,297,490 compared to $7,819,792 at December 31, 2004. The reduction for the year of $5,522,302 results principally from the cash cost of operations of $712,915 and additional cash investments in long-term assets of $5,632,542, net of proceeds of $764,825 received upon the exercise of options and share purchase warrants during the year. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next two to three years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2005 operating costs) of $237,272 over the remaining term as follows:

Fiscal Year		Amount
2006	$	68,849
2007		70,306
2008		73,223
2009		24,894
	$	237,272

The Company has management services agreements with two of its directors that call for an aggregate of $13,500 per month. The contracts are for rolling three-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

The Company has mineral expenditure requirements under its property agreement, which calls for expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at December 31, 2005, the Company had 22,696,032 (diluted – 26,208,282) common shares issued and outstanding versus 20,916,383 (diluted – 28,078,573) at December 31, 2004. The increase in the outstanding shares reflects the exercise of 50,000 options and 1,494,649 warrants for cash proceeds of $17,500 and $747,325 respectively, as well as the issuance of 200,000 shares under the Company's property agreement (see *"General"*) and 35,000 shares issued under a consulting agreement. The decrease in the diluted shares also reflects the expiry of 2,205,291 warrants, and the granting of 100,000 options to consultants of the Company during the year.

Issued and diluted shares outstanding as at the date hereof are 26,208,282 and 26,888,282 respectively. The increase in the issued and outstanding shares from December 31, 2005 reflects the subsequent issuance of 680,000 stock options for common shares granted to employees and consultants of the Company (see *"Subsequent Events"*).

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable (see *"Subsequent Events"*).

DISCUSSION OF FOURTH QUARTER RESULTS

The Company's loss during the fourth quarter was $647,949 or $0.03 per share. After factoring out the non-cash stock-based compensation, the loss was $187,061 or $0.01 per share, which was relatively consistent with the previous two quarters of $166,489, and $146,248 respectively, and much lower than the $279,925 loss of the quarter ended March 31, 2005. The loss for the first quarter was higher than the other quarters due to increased investor relations activities, as well as costs associated with the preparation of the Company's annual filings and preparation of annual general meeting materials. The current fourth quarter loss is reasonably comparable to the loss of $730,727 or $0.03 per share in the fourth quarter of 2004. Additions to the mineral properties in the fourth quarter were $2,010,447 compared to $2,628,445 in the third quarter, $624,978 in the second quarter, and $490,790 in the first quarter. Cash flows from financing activities of $8,750 were much lower in the fourth quarter as the warrants exercised in the year were exercised in the first and second quarters.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2005 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the year include management, administration and consulting fees of $222,000 ($222,000 in 2004) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These fees include payments to three directors for services rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage these functions. The Company also paid $25,209 ($87,382 in 2004) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The higher legal costs for 2004 are due to the Company's application for listing on the senior exchange, and for the financing completed in the prior year. The Company received $48,000 ($32,000 for eight months in 2004) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company's stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies or adoptions of new accounting policies during the year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in U.S. dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during 2005, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the

Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

SUBSEQUENT EVENTS

Subsequent to the year end, the Company granted a total of 680,000 incentive share purchase options at a price of $1.49 per share, exercisable for five years, to consultants and employees of the Company.

In addition, the Company announced its intention to raise up to $12,000,000 by way of a brokered and non-brokered private placement of up to 9,600,000 units at a price of $1.25 per unit ("Unit"). Each Unit consists of one common share of the Company and one half of a share purchase warrant with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of one year at a price of $1.60. The Company will pay the agent, on the brokered portion of the financing of up to 4,000,000 units, a cash commission of 7% and issue agent's options for 7% of the Units placed. Each agent option will consist of one unit with the same terms as the private placement Units. The private placement is subject to regulatory approval and a portion is also subject to shareholder approval at the Company's upcoming annual general meeting.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A. A copy will be provided to anyone who requests it.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President & CEO

Form 52-109F1 – Certification of Annual Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 28, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, **Michael P. Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 28, 2006

"Michael P. Raftery"

Michael P. Raftery, Chief Financial Officer